October 30, 2019

Consolidated Financial Results for the Six Months Ended September 30, 2019 [Under Japanese GAAP]

Company name:	ALPS ALPINE CO., LTD.
Listing:	First Section of the Tokyo Stock Exchange
Code number:	6770
URL:	https://www.alpsalpine.com/e/ir/index.html
Representative:	Toshihiro Kuriyama President & CEO
Inquiries to:	Toshinori Kobayashi Vice President Officer in charge of Corporate Planning, Accounting & Finance (TEL.:+81-3-5499-8026)
Scheduled date to file Quarterly Securities Report:	November 8, 2019
Scheduled date to commence dividend payments:	November 29, 2019
Preparation of supplementary materials on quarterly earnings:	Yes
Holding of quarterly earnings performance review:	Yes (for analysts and institutional investors)

(Amounts are rounded down to the nearest million yen, unless otherwise noted)

1. Consolidated performance for the six months ended September 30, 2019 (from April 1, 2019 to September 30, 2019)

(1) Consolidated operating results (Cumulative)

(Percentages indicate changes over the same period of the previous fiscal year)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended
September 30, 2019	428,141	1.1	21,529	(28.7)	15,989	(44.8)	5,949	(65.8)
September 30, 2018	423,345	3.2	30,178	(1.3)	28,972	(3.6)	17,411	(30.0)
(Note) Comprehensive income
For the six months ended September 30, 2019:			¥(5,944)million	―%
For the six months ended September 30, 2018:			¥22,758 million	(33.7)%

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
Six months ended
September 30, 2019	28.86	28.85
September 30, 2018	88.88	88.84

(2) Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
September 30, 2019	670,675	370,623	50.7	1,662.73
March 31, 2019	675,717	395,360	54.1	1,731.36
(Reference) Equity
As of September 30, 2019:		¥340,292 million
As of March 31, 2019:		¥365,346 million

2. Cash dividends

	Annual dividends
	June 30	September 30	December 31	March 31	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2019	―	25.00	―	25.00	50.00
Fiscal year ending March 31, 2020	―	20.00
Fiscal year ending March 31, 2020 (Forecast)			―	20.00	40.00

(Note) Revisions to the cash dividends forecasts most recently announced: None

3. Consolidated earnings forecasts for the fiscal year ending March 31, 2020 (from April 1, 2019 to March 31, 2020)

(Percentages indicate changes over the same period of the previous fiscal year)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent		Basic earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal year ending March 31, 2020	859,000	0.9	48,500	(2.3)	40,500	(7.1)	22,500	1.7	110.49

(Note) Revisions to the consolidated earnings forecasts most recently announced: None

Notes

(1)	Changes in significant subsidiaries during the period (changes in specific subsidiaries resulting in the change in scope of consolidation): None
(2)	Application of accounting treatments specific to preparation of quarterly consolidated financial statements: None
(3)	Changes in accounting policies, changes in accounting estimates and restatement:
a.	Changes in accounting policies due to revisions to accounting standards: None
b.	Changes in accounting policies due to other reasons: None
c.	Changes in accounting estimates: None
d.	Restatements: None

(4)	Number of issued shares (common stock)
a.	Total number of issued shares at the end of the period (including treasury stock)
As of September 30, 2019	219,281,450 shares
As of March 31, 2019	219,281,450 shares
b.	Number of shares of treasury stock at the end of the period
As of September 30, 2019	14,622,965 shares
As of March 31, 2019	8,264,481 shares
c.	Average number of shares during the period (cumulative from the beginning of the fiscal year)
For the six months ended September 30, 2019	206,167,969 shares
For the six months ended September 30, 2018	195,907,405 shares

* Quarterly earnings reports are not subject to quarterly review by external auditors.

* Explanation and other special notes concerning the appropriate use of earnings forecast

(Notes on forward-looking statements)

The forward-looking statements, including earnings forecasts, contained in these materials are based on information currently available to ALPS ALPINE CO., LTD. (the “Company”) and certain assumptions deemed to be reasonable, and are not intended to guarantee the achievement of these forecasts. Actual results may differ materially from the forecasts due to various factors. Please refer to “1. Qualitative Information on Financial Results for the Six Months Ended September 30, 2019, (3) Information regarding consolidated earnings forecast and other forward-looking statements” on page 4 of the attached materials for the assumptions used in the forecasts and notes regarding the use of the forecasts.

(Access to supplementary material on quarterly earnings)

Supplementary material on quarterly earnings is available on the Company’s website on Wednesday, October 30, 2019.

○ Supplementary Materials – Contents

1．	Qualitative Information on Financial Results for the Six Months Ended September 30, 2019		2
	(1)	Information regarding operating results	2
	(2)	Information regarding financial position	4
	(3)	Information regarding consolidated earnings forecast and other forward-looking statements	4
2.	Quarterly Consolidated Financial Statements and Significant Notes Thereto		6
	(1)	Quarterly consolidated balance sheet	6
	(2)	Quarterly consolidated statement of income and comprehensive income	8
		For the six months ended September 30, 2019	8
	(3)	Quarterly consolidated statement of cash flows	9
	(4)	Notes to quarterly consolidated financial statements	10
		(Notes on going concern assumptions)	10
		(Notes on significant changes in the amount of shareholders’ equity)	10
		(Changes in the fiscal year of consolidated subsidiaries)	10
		(Segment information)	10
		(Subsequent events)	11
3.	Supplementary Information		13
		Sales results of the Electronic Components Segment	13

1．Qualitative Information on Financial Results for the Six Months Ended September 30, 2019

(1) Information regarding operating results

Regarding the global economy during the six months ended September 30, 2019, the U.S. economy remained strong, supported by steady consumer spending and the Federal Reserve Board’s easy monetary policy. In Europe, a continued turmoil surrounding the U.K.’s withdrawal from the EU has dragged the U.K. into an economic downturn. The economy has also been sluggish in Germany due to the impact of the global economic slowdown. In China, despite its economic stimulus package, China’s exports are decreasing due to trade frictions with the U.S., and its economic outlook is unpredictable. In Japan, despite the appreciation of the Japanese yen, consumer spending and corporate capital investment remained firm and the exports are now on the path of recovery.

Operating results for the six months ended September 30, 2019 are summarized below. Net sales shown below represent net sales to external parties, after elimination of inter-segment sales (e.g., sales made by the Electronic Components Segment to the Automotive Infotainment Segment (supply of products) or sales made by the Logistics Segment to the Electronic Components Segment and the Automotive Infotainment Segment (provision of logistics services)).

Segment information

<Electronic Components Segment>

In the electronics industry, while new product development for CASE (Connected, Autonomous, Shared & Services, Electric) has accelerated in the automotive market, the current market conditions are sluggish due to the trade frictions between the U.S. and China as well as uncertainties surrounding Europe. The smartphone market has also slowed down especially in China. In each market of EHII (Energy, Healthcare, Industry, IoT), new services and security technology related to IoT (Internet of Things) have been continuously developed and the application of AI (Artificial Intelligence) and robotics has expanded, which has provided expectation for future growth.

Under these circumstances surrounding the Electronic Components Segment, in the automotive market, the sales of input modules and radio frequency communication products were weak due to a decline in automotive sales resulting from the economic slowdown. In the consumer market, the sales of camera actuators for smartphones, touch panels and sensors for wearable products were steady, which was contributed by our efforts to acquire new customers and to expand sales. Overall, the reduced sales in the automotive market could not be recovered by the increase in the mobiles related sales, and as a result, operating income for the six months ended September 30, 2019 decreased compared to the same period of the previous fiscal year.

[Automotive market]

In the automotive market within the Electronic Components Segment, the sales of various products were weak due to the impact of the global automotive market slowdown. In such situations, the automotive market has moved forward with creation of the next generation products by entering into software license agreement with Qualcomm Technologies, Inc. in the U.S. for 5G platform for next generation vehicles and collaboration agreement with Immersion Corporation in the U.S. for creation of Haptic® related products.

Net sales in this market for the six months ended September 30, 2019 amounted to ¥125.9 billion, a decrease of 9.8% compared to the same period of the previous fiscal year.

[Consumer market]

In the consumer market within the Electronic Components Segment, the sales of camera actuators for smartphones, touch panels, Haptic® and sensors for wearable products were steady, which was contributed by our efforts to acquire new customers and to expand sales. With regard to new product development, new models were introduced for TACT Switch®, waterproof switches and digital pressure sensors, all of which are expected to be widely used in various markets including wearables and social infrastructure. The EHII expanded more specific projects, such as promotion of the IoT logistics management project using Sigfox (the wireless communication standard for IoT provided by Sigfox, a French company) and others, inspection of ground wire via automatic tracking system using drones, and announcement of new products for optical network.

Net sales in this market for the six months ended September 30, 2019 amounted to ¥104.7 billion, an increase of 3.1% compared to the same period of the previous fiscal year.

As a result, net sales in the Electronic Components Segment for the six months ended September 30, 2019 amounted to ¥230.6 billion, a decrease of 4.4%, and operating income amounted to ¥13.1 billion, a decrease of 33.7% compared to the same period of the previous fiscal year.

<Automotive Infotainment Segment>

In the automotive industry, the sales of new cars declined in China, the world’s largest market, due to the economic slowdown, and sales volume also decreased in the U.S. and Europe compared with the same period of the previous fiscal year. In addition, the environment surrounding the Company has greatly changed along with the development of CASE and ADAS (Advanced Driving Assistant System), leading to intensified competition among companies that cross the frameworks of the business area or industry, including IT and communication.

Under these circumstances, in the Automotive Infotainment Segment, we are accelerating the early realization of synergies through the business integration by investing in the development of a new product that links display products and the Electronic Components Segment’s sensors and in the commercialization of a drone system that uses a GPS (Global Positioning System) in navigations and technologies that combine image processing technology and sensors. In addition, by applying our technology cultivated through development of audio speakers, we commenced the development of a vehicle approach warning system that alerts pedestrians of the approach of a vehicle. In an effort to establish more solid foundation for CaaS (Car as a Service) business through business partnership, we acquired certain number of shares of FreeBit Co., Ltd., an IT company listed on the First Section of the Tokyo Stock Exchange, to develop digital keys for car sharing using blockchain technology and to manage vehicle information for connected cars.

During the six months ended September 30, 2019, the sales of navigation systems and displays for high-end European car manufacturers were strong. However, the profit decreased due to the change in product mix.

As a result, net sales in the Automotive Infotainment Segment for the six months ended September 30, 2019 amounted to ¥157.6 billion, an increase of 9.9%, and operating income amounted to ¥5.8 billion, a decrease of 22.9% compared to the same period of the previous fiscal year.

<Logistics Segment>

In the electronic component industry, which is a major source of customers of the Logistics Segment, the movement of freight was slow due to sluggish market for smartphones, automobiles and industrial equipment. In contrast, a future increase in demand for electronic components is anticipated in the automotive industry as the next generation technology associated with CASE develops.

With such demand trend, in the Logistics Segment (Alps Logistics Co., Ltd., listed on the Second Section of the Tokyo Stock Exchange), we made an effort to increase the volume of cargo handled by establishing hubs and enhancing network in ASEAN countries and South Asia region, where an increase in demand for electronic components is anticipated in the future. In Thailand, construction work for a large warehouse was completed and launched operations in July 2019. In Europe, we established an office in Hungary as our first step to expand our business in Eastern Europe. As one of the measures to strengthen automotive related logistics, we established a joint venture with Logicom Co., Ltd. to expand our automotive related business overseas. During the six months ended September 30, 2019, net sales and profit both increased due to an increase in net sales overseas primarily for external customers and expansion of sales in Japan related to co-op home delivery and cosmetics.

As a result, net sales in the Logistics Segment for the six months ended September 30, 2019 amounted to ¥33.4 billion, an increase of 1.9%, and operating income amounted to ¥2.0 billion, an increase of 3.0% compared to the same period of the previous fiscal year.

On the consolidated basis, the Company, consisting of three operating segments noted above and other, recorded net sales of ¥428.1 billion, operating income of ¥21.5 billion, ordinary income of ¥15.9 billion, and net income attributable to owners of parent of ¥5.9 billion for the six months ended September 30, 2019, which were an increase of 1.1%, decreases of 28.7%, 44.8% and 65.8%, respectively, compared to the same period of the previous fiscal year.

(2) Information regarding financial position

i. Assets, Liabilities and Net Assets

Total assets as of September 30, 2019 were ¥670.6 billion, a decrease of ¥5.0 billion from the end of the previous fiscal year. Equity decreased by ¥25.0 billion to ¥340.2 billion, and equity ratio was 50.7%.

Current assets as of September 30, 2019 were ¥402.6 billion, a decrease of ¥0.2 billion from the end of the previous fiscal year, due to factors such as a decrease in cash and deposits, as well as an increase in trade notes and accounts receivable.

Non-current assets as of September 30, 2019 were ¥268.0 billion, a decrease of ¥4.7 billion from the end of the previous fiscal year, due to factors such as decreases in machinery, equipment and vehicles and deferred tax assets, as well as increases in intangible assets and buildings and structures.

Current liabilities as of September 30, 2019 were ¥225.0 billion, an increase of ¥36.9 billion from the end of the previous fiscal year, due to factors such as increases in short-term borrowings and trade notes and accounts payable.

Non-current liabilities as of September 30, 2019 were ¥75.0 billion, a decrease of ¥17.2 billion from the end of the previous fiscal year, due to factors such as a decrease in long-term borrowings.

ii. Cash Flows

The balance of cash and cash equivalents (the “cash”) as of September 30, 2019 was ¥117.9 billion, a decrease of ¥0.4 billion from the end of the previous fiscal year.

(Cash flows from operating activities)

The increase in cash from operating activities for the six months ended September 30, 2019 was ¥40.9 billion, compared to an increase of ¥36.3 billion for the same period of the previous fiscal year. The increase was mainly related to an increase in cash due to ¥15.6 billion of income before income taxes, ¥23.6 billion of depreciation and amortization, and ¥14.7 billion increase in trade and other payables, as well as a decrease in cash due to ¥14.1 billion increase in trade and other receivables.

(Cash flows from investing activities)

The decrease in cash from investing activities for the six months ended September 30, 2019 was ¥28.0 billion, compared to a decrease of ¥41.8 billion for the same period of the previous fiscal year. The decrease was mainly related to a decrease in cash due to ¥23.6 billion used for acquisition of property, plant and equipment and intangible assets and ¥3.5 billion used for purchase of ownership interests of subsidiaries resulting in change in scope of consolidation.

(Cash flows from financing activities)

The decrease in cash from financing activities for the six months ended September 30, 2019 was ¥9.8 billion, compared to an increase of ¥0.5 billion for the same period of the previous fiscal year. The decrease was mainly related to an increase in cash due to ¥12.5 billion of net increase in short-term loans payable, as well as decreases in cash due to ¥11.8 billion used for purchase of treasury stock, which was one of the measures to return profits to shareholders after the business integration, ¥5.2 billion of cash dividends paid and ¥4.1 billion of repayment of long-term loans payable.

(3) Information regarding consolidated earnings forecast and other forward-looking statements

The outlook for the global economy remains uncertain and unpredictable on the back of the trade frictions between the U.S. and China, the direction of the U.K.’s withdrawal from the EU, the Japan-South Korea dispute, and the situation in the Middle East. In such situations, in the first year of 5G (mobile communication), the electronics industry has seen the progress of next generation technology development and validation test including automatic driving in the automotive industry. In the smartphone market, new models have been launched such as 5G phones and flexible display phones. In the EHII market, new services using IoT have been introduced.

The business environment surrounding the Company is extremely harsh and in September 2019, the Company ended up revising the earnings forecasts for the six months ended September 30, 2019 and for the fiscal year ending March 31, 2020. However, each of our markets is expected to grow in the future. In order to maximize the synergies from the business integration, we will accelerate our initiatives for “One ALPSALPINE” including overseas subsidiaries by optimizing overall resources and improving productivity. Further, we aim to expand our logistics business through expansion of global network and further promote group-wide business operations to enhance our corporate value.

<Consolidated earnings forecasts for the fiscal year ending March 31, 2020>

Net Sales: ¥859.0 billion as announced on September 27, 2019 (Initially, ¥868.5 billion as announced on April 26, 2019)

Operating income: ¥48.5 billion as announced on September 27, 2019 (Initially, ¥50.0 billion as announced on April 26, 2019)

Ordinary income: ¥40.5 billion as announced on September 27, 2019 (Initially, ¥47.0 billion as announced on April 26, 2019)

Net income attributable to owners of parent: ¥22.5 billion as announced on September 27, 2019 (Initially, ¥31.5 billion as announced on April 26, 2019)

Estimated exchange rates used in the earnings forecasts are as follows:

$US 1= ¥110.00 €1=¥125.00

2. Quarterly Consolidated Financial Statements and Significant Notes Thereto

(1) Quarterly consolidated balance sheet

		(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Assets
Current assets
Cash and deposits	122,079	119,448
Trade notes and accounts receivable	156,875	162,636
Merchandise and finished goods	58,314	61,344
Work in process	10,574	9,957
Raw material and supplies	26,946	28,450
Others	28,434	21,120
Allowance for doubtful accounts	(320)	(303)
Total current assets	402,905	402,655
Non-current assets
Property, plant and equipment
Buildings and structures	146,174	149,631
Accumulated depreciation and impairment loss	(96,552)	(99,024)
Buildings and structures, net	49,621	50,606
Machinery, equipment and vehicles	248,709	248,771
Accumulated depreciation and impairment loss	(177,574)	(183,697)
Machinery, equipment and vehicles, net	71,134	65,073
Tools, furniture and fixtures and molds	140,058	141,582
Accumulated depreciation and impairment loss	(118,017)	(119,080)
Tools, furniture and fixtures and molds, net	22,040	22,501
Land	30,899	30,873
Construction in progress	13,949	14,509
Total property, plant and equipment, net	187,646	183,564
Intangible assets, net	23,248	26,997
Investments and other assets
Investment securities	27,220	27,444
Deferred tax assets	16,600	14,634
Retirement benefit assets	61	26
Others	18,877	16,172
Allowance for doubtful accounts	(842)	(820)
Total investments and other assets	61,917	57,457
Total non-current assets	272,811	268,019
Total assets	675,717	670,675

		(Millions of yen)
	As of March 31, 2019	As of September 30, 2019
Liabilities
Current liabilities
Trade notes and accounts payable	69,596	77,818
Short-term borrowings	38,245	64,746
Accrued expenses	17,863	17,053
Accrued income taxes	4,689	6,369
Provision for bonuses	10,574	11,760
Provision for product warranties	8,791	9,496
Other provisions	495	374
Others	37,773	37,382
Total current liabilities	188,029	225,002
Non-current liabilities
Long-term borrowings	70,570	52,885
Deferred tax liabilities	1,038	1,026
Defined benefit liabilities	14,739	14,396
Provision for environmental measures	590	590
Other provisions	206	205
Others	5,181	5,945
Total non-current liabilities	92,326	75,049
Total liabilities	280,356	300,052
Net assets
Shareholders’ equity
Common stock	38,730	38,730
Capital surplus	126,561	126,558
Retained earnings	227,078	227,752
Treasury stock	(18,283)	(31,789)
Total shareholders’ equity	374,086	361,251
Accumulated other comprehensive income (loss)
Unrealized gains on securities	3,194	2,761
Deferred gains on hedges	12	13
Revaluation reserve for land	(496)	(496)
Foreign currency translation adjustments	(7,628)	(19,635)
Remeasurements of defined benefit plans	(3,822)	(3,601)
Total accumulated other comprehensive loss	(8,740)	(20,958)
Subscription rights to shares	361	278
Non-controlling interests	29,652	30,051
Total net assets	395,360	370,623
Total liabilities and net assets	675,717	670,675

(2) Quarterly consolidated statement of income and comprehensive income

For the six months ended September 30, 2019

		(Millions of yen)
	Six months ended September 30, 2018	Six months ended September 30, 2019
Net sales	423,345	428,141
Cost of sales	336,520	350,787
Gross profit	86,824	77,354
Selling, general and administrative expenses	56,646	55,824
Operating income	30,178	21,529
Non-operating income
Interest income	306	427
Dividend income	234	268
Foreign exchange gains	307	-
Subsidy income	234	339
Miscellaneous income	321	328
Total non-operating income	1,403	1,364
Non-operating expenses
Interest expense	588	727
Foreign exchange losses	-	2,713
Share of loss of entities accounted for using equity method	267	2,115
Miscellaneous expenses	1,753	1,347
Total non-operating expense	2,609	6,904
Ordinary income	28,972	15,989
Extraordinary income
Gain on sale of non-current assets	58	44
Gain on change in equity	9	167
Others	14	12
Total extraordinary income	82	225
Extraordinary loss
Impairment loss	0	209
Loss on valuation of investment securities	-	152
Others	176	160
Total extraordinary loss	176	521
Income before income taxes	28,878	15,693
Current income taxes	7,562	7,095
Deferred income taxes	(374)	1,722
Total income taxes	7,187	8,817
Net income	21,690	6,875
Net income attributable to:
Owners of parent	17,411	5,949
Non-controlling interests	4,278	925
Other comprehensive income (loss)
Unrealized losses on securities	(246)	(762)
Deferred gains on hedges	2	0
Foreign currency translation adjustments	845	(12,080)
Remeasurements of defined benefit plans	437	228
Share of other comprehensive income (loss) of investments accounted for using the equity method	30	(206)
Total other comprehensive income (loss)	1,068	(12,820)
Comprehensive income (loss)	22,758	(5,944)
Comprehensive income (loss) attributable to:
Owners of parent	18,186	(6,318)
Non-controlling interests	4,572	374

(3) Quarterly consolidated statement of cash flows

		(Millions of yen)
	Six months ended September 30, 2018	Six months ended September 30, 2019
Cash flows from operating activities
Income before income taxes	28,878	15,693
Depreciation and amortization	21,319	23,635
Increase (decrease) in accrued bonuses	(160)	1,294
Increase in provision for product warranties	948	1,019
Share of loss of entities accounted for using equity method	267	2,115
Increase in trade and other receivables	(7,939)	(14,108)
Increase in inventories	(5,914)	(3,461)
Increase in trade and other payables	11,373	14,736
Others	(4,654)	3,066
Subtotal	44,119	43,991
Interest and dividend received	700	612
Interest paid	(534)	(720)
Income taxes paid	(7,914)	(2,963)
Net cash provided by operating activities	36,370	40,919
Cash flows from investing activities
Increase in time deposits	(3,131)	(1,011)
Proceeds from withdrawal of time deposits	528	2,902
Acquisition of property, plant and equipment	(31,151)	(19,206)
Acquisition of intangible assets	(4,312)	(4,426)
Purchase of investment securities	(31)	(2,729)
Purchase of ownership interests of subsidiaries resulting in change in scope of consolidation	(439)	(3,561)
Others	(3,269)	31
Net cash used in investing activities	(41,807)	(28,000)
Cash flows from financing activities
Net increase (decrease) in short-term loans payable	(942)	12,564
Proceeds from long-term loans payable	7,127	1,000
Repayment of long-term loans payable	(115)	(4,127)
Cash dividends paid	(3,918)	(5,275)
Cash dividends paid to non-controlling interests	(1,235)	(610)
Purchase of treasury stock	(1)	(11,868)
Contribution to money held in trust for purchase of treasury stock	-	(981)
Others	(399)	(534)
Net cash provided by (used in) financing activities	515	(9,833)
Effect of exchange rate changes on cash and cash equivalents	80	(4,269)
Net decrease in cash and cash equivalents	(4,840)	(1,183)
Cash and cash equivalents at the beginning of the period	120,778	118,318
Net increase in cash and cash equivalent resulting from changes in closing date of consolidated subsidiaries	-	778
Cash and cash equivalents at the end of the period	115,938	117,913

(4) Notes to quarterly consolidated financial statements

(Notes on going concern assumptions)

No items to report.

(Notes on significant changes in the amount of shareholders’ equity)

The Company acquired 4,912,100 shares of its own stock based on the resolution at the board of directors’ meeting held on January 29, 2019. The Company also acquired 1,515,300 shares of its own stock based on the resolution at the board of directors’ meeting held on April 26, 2019. As a result, treasury stock as of September 30, 2019 was ¥31,789 million, which was an increase of ¥13,659 million during the six months ended September 30, 2019.

(Changes in the fiscal year of consolidated subsidiaries)

Previously, among consolidated subsidiaries of the Company, ALPS LOGISTICS HONG KONG LTD., ALPS LOGISTICS (S) PTE. LTD., ALPS NAIGAI LOGISTICS (MALAYSIA) SDN. BHD., TIANJIN ALPS TEDA LOGISTICS CO., LTD., ALPS LOGISTICS (SHANGHAI) CO., LTD., ALPS LOGISTICS (GUANGDONG) CO., LTD., ALPS LOGISTICS (USA), INC., DALIAN ALPS TEDA LOGISTICS CO., LTD., SHANGHAI ALPS LOGISTICS CO., LTD., ALPS LOGISTICS MEXICO, S. A. DE C. V., ALPS LOGISTICS (THAILAND) CO., LTD., ALPS LOGISTICS TAIWAN CO., LTD., ALPS LOGISTICS KOREA CO., LTD., ALPS LOGISTICS (CHONGQING) CO., LTD., ALPS LOGISTICS EUROPE GmbH, ALPS LOGISTICS VIETNAM CO., LTD., ALPS LOGISTICS MEXICO EXPRESS, S. A. DE C. V., and TEDA ALPS LOGISTICS SHANGHAI CO., LTD., whose closing date was December 31, used the financial statements as of that date and made necessary adjustments for significant transactions that occurred between December 31 and March 31, the consolidated closing date. In order to better understand management information and disclose quarterly consolidated financial statements, the method has been changed from the three months ended June 30, 2019, and these consolidated companies carry out the quarterly provisional settlement of accounts as at the quarterly consolidated closing date.

The profit and loss of the consolidated subsidiaries for the period between January 1, 2019 and March 31, 2019 is adjusted as the change in retained earnings.

(Segment information)

[Segment information]

I. Six months ended September 30, 2018 (from April 1, 2018 to September 30, 2018)

1. Information concerning net sales and profit/loss by reportable segment

							(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	241,171	143,418	32,844	417,434	5,911	423,345	－	423,345
Inter-segment sales and transfers	7,155	3,738	19,460	30,354	7,390	37,744	(37,744)	－
Total	248,326	147,157	52,304	447,788	13,302	461,090	(37,744)	423,345
Segment profit	19,893	7,637	2,006	29,538	658	30,196	(18)	30,178

(Note)

1.	“Other” represents business segments not included in the reportable segments, and includes the development of systems, office services, financing and leasing businesses.
2.	The adjustment of ¥(18) million to segment profit represents eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2. Information concerning impairment loss on non-current assets or goodwill by reportable segment

For the six months ended September 30, 2018 (from April 1, 2018 to September 30, 2018)

						(Millions of yen)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Other	All/Elimination	Total
Impairment loss	0	－	－	－	－	0

3. Geographic information

Net sales					(Millions of yen)
China	Japan	United States	Germany	Others	Total
82,979	76,360	65,909	38,564	159,531	423,345

(Note) Net sales are attributed by country or region based on the customers’ locations.

II. Six months ended September 30, 2019 (from April 1, 2019 to September 30, 2019)

1. Information concerning net sales and profit/loss by reportable segment

							(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	230,651	157,659	33,477	421,788	6,353	428,141	－	428,141
Inter-segment sales and transfers	6,458	3,765	17,750	27,974	6,653	34,627	(34,627)	－
Total	237,110	161,425	51,227	449,763	13,006	462,769	(34,627)	428,141
Segment profit	13,188	5,889	2,066	21,144	680	21,824	(295)	21,529

(Note)

1.	“Other” represents business segments not included in the reportable segments, and includes the development of systems, office services, financing and leasing businesses.
2.	The adjustment of ¥(295) million to segment profit represents eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2. Information concerning impairment loss on non-current assets or goodwill by reportable segment

For the six months ended September 30, 2019 (from April 1, 2019 to September 30, 2019)

						(Millions of yen)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Other	All/Elimination	Total
Impairment loss	209	－	－	－	－	209

3. Geographic information

Net sales					(Millions of yen)
China	Japan	United States	Germany	Others	Total
85,418	78,696	69,593	44,591	149,842	428,141

(Note) Net sales are attributed by country or region based on the customers’ locations.

(Subsequent events)

(Effect of Typhoon Hagibis)

Due to the effect of Typhoon Hagibis that occurred in October 2019, part of our inventories and fixed assets had been flooded at our Soma warehouse (formerly Soma plant), and Akai plant of Alpine Manufacturing Inc., one of our consolidated subsidiaries, was temporarily shut down. We are currently investigating the impact of this damage on the financial position and operating results. We expect that loss on disposal of inventories and fixed assets, restoration costs related to the damage and insurance claim income will be recorded during or after the three months ending December 31, 2019.

(Transactions under common control)

The Company resolved at its board of directors meeting held on October 30, 2019 to succeed the entire business of Alpine Electronics, Inc. (“Alpine”), a wholly owned subsidiary of the Company, through an absorption-type company split, except for ownership and management of trademark rights related to commercial products sold under “Alpine” brand and shares of subsidiaries. Based on the resolution, the Company and Alpine executed an absorption-type company split agreement as of the same date.

1. Outline of the transaction

(1) Name and details of the business subject to the transaction

Name of the business

Automotive Infotainment Business

Details of the business

Businesses related to audio equipment and information and communication equipment

(2) Date of business combination

April 1, 2020 (scheduled date)

(3) Legal form of business combination

A simplified absorption-type company split under which Alpine is to be split and the Company becomes the successor.

(4) Name of the company after the business combination

ALPS ALPINE CO., LTD.

(5) Other matters concerning the overview of the transaction

i. Purpose of the transaction

In order to realize our vision of becoming an “Innovative T-Shaped Company (ITC101)” as raised in the Mid-Term Business Plan announced on April 26, 2019, the Company has been working on the reform of the business structure aimed at promoting One ALPSALPINE. As part of the structural reform, the Company has decided to transfer Alpine’s entire business to the Company in order to facilitate more efficient and agile management. Through this transfer, we will accelerate the evolution into a “T-shaped Company” that is capable of undertaking a diverse range of businesses to meet customer needs, from devices to system services, and pursue early creation of integration synergies.

ii. Details of allotment in the company split

The company split will not entail allotment of shares or other monetary consideration.

2. Overview of accounting treatment

It will be accounted for as a transaction under common control in accordance with “Accounting Standard for Business Combinations” (Accounting Standards Board of Japan Statement No. 21, January 16, 2019) and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (Accounting Standards Board of Japan Guidance No. 10, January 16, 2019).

Please refer to “Notice Regarding the Company Split (Simplified Absorption-type Company Split)” released on October 30, 2019 for details.

3. Supplementary Information

Sales results of the Electronic Components Segment

Sales results of the Electronic Components Segment are as follows:

	Six months ended September 30, 2018 (from April 1, 2018 to September 30, 2018)		Six months ended September 30, 2019 (from April 1, 2019 to September 30, 2019)		Changes in net sales
	Net sales (Millions of yen)	Percentage (%)	Net sales (Millions of yen)	Percentage (%)	Amount (Millions of yen)	Percentage (%)
Electronic Components Segment	241,171	57.0	230,651	53.9	(10,520)	(4.4)
Automotive market	139,638	33.0	125,935	29.4	(13,702)	(9.8)
Consumer market	101,533	24.0	104,715	24.5	3,182	3.1

(Note) Percentage represents ratio to the consolidated net sales.

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;
(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.